[MORRISON & FOERSTER LLP LETTERHEAD]

                                                     Writer's Direct Dial Number
                                                                  (202) 887-1530

                                                              June 30, 2000


VIA EDGAR


Linda Stirling
Division of Investment Management, Disclosure Review
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


              Re: Wells Fargo Funds Trust, Registration Statement Filed on Form N-14 SEC File Nos. 333-38424; 811-09253

Dear Ms. Stirling:

              In accordance with our discussion today, on behalf of Wells Fargo Funds Trust (the "Trust") (SEC File No. 333-74295; 811-09253), an investment company registered under the Investment Company Act of 1940 (the "1940 Act"), we hereby provide the following information in connection with the Trust's registration statement filed on Form N-14 of an indefinite number of securities filed on June 2, 2000 (SEC File No. 333- 38424; Accession No. 0000929624-00-000797).

      As a third undertaking, the Trust hereby agrees to file, by post-effective amendment, an opinion of counsel or a copy of an IRS ruling stating that each reorganization is a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986 (the "Code"), and that each Great Plains Fund and its corresponding Wells Fargo Fund is a party to a reorganization within the meaning of Section 368(b) of the Code. The Trust also hereby agrees to file such tax opinion within a reasonably prompt time after receipt of such opinion, and in any event no later than one business day after consummation of the reorganization.

      This undertaking should be viewed as Undertaking No. 3 to Item 17 of Part C of the registration statement on Form N-14 referenced above.

         If you have any questions or comments regarding this matter, please contact the undersigned at the number set forth above.

                                                     Sincerely,

                              /s/ Marco E. Adelfio

                                                     Marco E. Adelfio


cc:  Dorothy A. Peters